HIGHVELD

STEEL AND VANADIUM CORPORATION LIMITED

Registration no. [redacted] *(Incorporated in the Republic of South Africa)*
Share code: H[redacted] ISIN: ZAE000003422

A[illegible] plc group
("H[illegible]

04036671

Interim Report for the six months to 30 June 2004

ABRIDGED CONSOLIDATED INCOME STATEMENTS

	Reviewed for the six months to 30.6.2004 R'000	Reviewed for the six months to 30.6.2003 R'000	Audited for the year to 31.12.2003 R'000
CONTINUING OPERATIONS			
Revenue	**2 530 742**	1 858 144	3 675 552
Operating profit	**412 988**	13 441	81 832
Investment income	**7 170**	6 467	17 374
Net interest paid	**(12 404)**	(3 457)	(29 527)
Operating profit after interest	**407 754**	16 451	69 679
DISCONTINUED OPERATIONS			
Revenue	–	26 444	26 444
Operating profit	–	3 280	3 280
Net interest received	–	1	1
Operating profit after interest	–	3 281	3 281
TOTAL OPERATIONS			
Revenue	2 530 742	1 884 588	3 701 996
Operating profit before depreciation	**582 082**	76 294	228 589
Depreciation and scrapping of property, plant and equipment	**169 094**	59 573	143 477
Operating profit	**412 988**	16 721	85 112
Investment income	**7 170**	6 467	17 374
Net interest paid	**(12 404)**	(3 456)	(29 526)
Operating profit after interest	**407 754**	19 732	72 960
Profit on sale of operations	**5 019**	9 019	7 053
Profit before taxation	**412 773**	28 751	80 013
Tax charge	**115 731**	3 805	15 164
Attributable profit	**297 042**	24 946	64 849
HEADLINE EARNINGS			
Attributable profit	**297 042**	24 946	64 849
Add/(less) after tax effect of loss/(profit) on disposal and scrapping of property, plant and equipment	**60 832**	(6 313)	(11 021)
Headline earnings	**357 874**	18 633	53 828
Weighted average number of shares in issue	**98 050 582**	97 785 545	97 807 614
Number of shares in issue as at period end date	**99 449 998**	97 795 398	97 913 798
Basic earnings per share (cents)	**302.9**	25.5	66.3
Basic diluted earnings per share (cents)	**298.7**	25.5	65.4
Headline earnings per share (cents)	**365.0**	19.1	55.0
Headline diluted earnings per share (cents)	**359.9**	19.1	54.3
Proposed dividend per share attributable to calender profits (cents)	**120.0**	–	20
Dividend cover based on headline earnings	**3.0**	–	2.8

ABRIDGED CONSOLIDATED CASH FLOW STATEMENTS

	Reviewed for the six months to 30.6.2004 R'000	Reviewed for the six months to 30.6.2003 R'000	Audited for the year ended 31.12.2003 R'000
Net cash inflow/(outflow) from operating activities	**427 225**	(20 881)	(132 373)
Net cash outflow from investing activities	**(125 259)**	(18 377)	(193 950)
Net cash inflow/(outflow)	**301 966**	(39 258)	(326 323)
Financed as follows:	**(301 966)**	39 258	326 323
Net cash (outflow)/inflow from financing activities	**(231 617)**	(48 290)	309 674
(Increase)/decrease in cash on hand	**(70 349)**	87 548	16 649

ABRIDGED CONSOLIDATED BALANCE SHEETS

	Reviewed as at 30.6.2004 R'000	Audited as at 31.12.2003 R'000
ASSETS		
Property, plant and equipment	**1 081 711**	1 125 545
Investments	**645 706**	912 207
Net cash on hand/(short-term borrowings)	**56 403**	(227 046)
Net current assets	**571 671**	204 217
Current assets	**1 494 412**	933 149
Current liabilities	**922 741**	728 932
TOTAL ASSETS	**2 355 491**	2 014 923
EQUITY AND LIABILITIES		
Shareholders' equity	**1 983 929**	1 629 864
Deferred taxation	**87 816**	75 964
Long-term liabilities	**283 746**	309 095
TOTAL EQUITY AND LIABILITIES	**2 355 491**	2 014 923
Net interest bearing debt	**121 291**	423 257
Debt to equity ratio-percentage	**6**	26
Net worth – cents/share	**2 021**	1 665

ABRIDGED STATEMENTS OF CHANGES IN EQUITY

	Share capital, share premium and non-distributable reserve R'000	Fair value reserve R'000	Retained profit R'000	Total R'000
Balance at 1 January 2003	**559 408**	76 155	1 013 644	1 649 207
Attributable profit			24 946	24 946
Dividend: final no. 56 – 2002			(87 962)	(87 962)
Proceeds from shares issued	**700**			700
Reversal of fair value surplus		(56 565)		(56 565)
Reversal of translation reserve	**(3)**			(3)
Balance at 30 June 2003	**560 105**	19 590	950 628	1 530 323
Attributable profit			39 903	39 903
Dividend: final no. 56 – 2002			(49)	(49)
Proceeds from shares issued	**1 428**			1 428
Fair value surplus		58 263		58 263
Reversal of translation reserve	**(4)**			(4)
Balance at 31 December 2003	**561 529**	77 853	990 482	1 629 864
Attributable profit			297 042	297 042
Dividend: final no. 57 – 2003			(19 593)	(19 593)
Proceeds from shares issued	**3 090**			3 090
Fair value surplus		76 947		76 947
Reversal of translation reserve	**(3 421)**			(3 421)
Balance at 30 June 2004	**561 198**	154 800	1 267 931	1 983 929

SEGMENTAL REPORT: FINANCIAL INFORMATION PERTAINING TO CONTINUING OPERATIONS

	Reviewed for the six months to 30.6.2004 R'000	Reviewed for the six months to 30.6.2003 R'000	Audited for the year to 31.12.2003 R'000
Steel and Vanadium			
Revenue*	**1 954 518**	1 384 498	2 724 668
Operating profit/(loss)	**249 369**	(10 937)	41 953
Ferro-alloys			
Revenue*	**576 224**	473 646	950 884
Operating profit/(loss)	**163 619**	24 378	39 879
Total continuing operations			
Revenue*	**2 530 742**	1 858 144	3 675 552
Operating profit/(loss)	**412 988**	13 441	81 832

* Revenue for the six month period pertaining to the steel and vanadium segment comprises R1 215.6 million (2003: R1 042.2 million) in respect of steel and R738.9 million (2003: R342.3 million) in respect of vanadium.
Revenue for the prior year pertaining to the steel and vanadium segment comprises R2 billion in respect of steel and R0.7 billion in respect of vanadium.

Financial Results

The group results for the six months to 30 June 2004 set out below have been prepared in accordance with the principal accounting policies of the group, which comply with South African Statements of Generally Accepted Accounting Practice, the International Financial Reporting Standards including the Interim Financial Reporting Standard issued by the International Accounting Standards Committee and are consistent with the prior year's interim report and the audited financial statements for the year ended 31 December 2003.

The financial information has been reviewed, but not audited, by Deloitte & Touche, whose unqualified review report is available for inspection at the corporation's registered office.

As notified in the trading update published on 7 May 2004, the significantly improved market conditions both locally and internationally contributed to substantially higher headline earnings of R357.9 million compared to R18.6 million for the corresponding period last year. Operating profit improved to R413 million from R16.7 million. Cost reduction initiatives generated savings of R141.2 million for the period. The depreciation charge of R169 million includes an amount of R92 million to write off obsolete plant.

The profit attributable to shareholders for the six months was R297 million compared to R24.9 million in the corresponding period of 2003. This is after a tax charge of R115.7 million (2003: R3.8 million).

The headline earnings per share were 365 cents, compared to 19.1 cents for the first six months of 2003.

A net cash inflow of R302 million was achieved and the group's net interest bearing debt decreased to R121.3 million compared to R423.3 million at 31 December 2003.

In view of the results, the Board has decided to declare an interim dividend of 120 cents (2003: nil cents).

Steel

Growth in world crude steel output continued at a similar rate to that of 2003, with output being up by 7.9 per cent at the end of June 2004, compared with the same period last year. The increased output was again driven mainly by China, up 21.1 per cent and consuming 25 per cent of total world crude steel output. Annualised crude steel output is now approaching 1 billion tons for the first time. The sharp increase in world demand outstripped production, leading to increases in international steel prices. Despite this the strong Rand negatively impacted the export returns.

SA domestic consumption has improved considerably, with the result that despatches into the local market were 40 per cent better than the corresponding period last year. Particularly pleasing was the improved consumption of heavy structural sections, resulting in the structural mill returning to full production at the end of January 2004, following reduced operations since May 2003. Given the anticipated impact of the infrastructural developments leading up to the 2010 Soccer World Cup, it is expected that the domestic market will maintain these improved consumption levels.

International prices for the group's export steel products reached all-time highs in the second quarter. Some of these price levels have since declined somewhat, but good margins are being maintained on most export steel sales. Given the stronger domestic market, export sales volumes were lower than the long-term average.

The new structural mill reheat furnace project is progressing within budget and on time for commissioning in early October 2004. The upgrade of the walking beam furnace for the rolling of coil has also been completed, resulting in much improved volume, better yields and reduced gas consumption.

Vanadium

After the initial improvement of ferrovanadium prices during the third quarter of 2003, prices reached a low of US$11 per kgV in December and then rose sharply during the first quarter of this year reaching a peak of US$27 per kgV in May 2004. The main reason for the increase was a general shortage of vanadium units in the market place, as a result of China becoming a net importer and a shortfall in Russian production. Chinese vanadium consumption increased and was boosted by new building regulations specifying vanadium in construction steel.

Ferro-alloys

Export prices for ferro-alloys, with the exception of ferrosilicon, improved significantly during the early part of the period under review. Demand was initially strong for silicomanganese and subsequently also improved for medium carbon ferromanganese leading to improved margins and profitability. Ferrosilicon is mainly sold into the local market and did not benefit from improved prices although reasonable demand ensured full production could be maintained. Some weakening in international demand and price levels especially for silicomanganese was seen towards the end of the period due to reaction to China's efforts to slow its economic growth.

Full production of silicomanganese at Transalloys was maintained with all furnaces operating. Two furnaces utilised in the past mainly for medium carbon ferromanganese production were taken off-line for two months due to market conditions and thereafter were used for either melting silicomanganese fines or producing medium carbon ferromanganese.

Investments

The performance of the Spanish stainless steel maker Acerinox, S.A. for the six months met expectations with dividends amounting to R6.4 million received during the period and a further dividend amounting to R4.6 million in July 2004. An additional dividend is expected later in the year. The performance of Columbus Stainless (Proprietary) Limited improved due to the higher international stainless steel prices and the lower nickel prices compared to prices ruling at the end of 2003.

Capital Expenditure

Capital expenditure incurred by the group during the period amounted to R125.2 million (2003: R68.4 million) and the total commitment in respect of further capital expenditure as at 30 June 2004 is R201.2 million compared to R187.8 million at 31 December 2003. This expenditure will be funded from internally generated cash flows and available borrowing facilities.

Safety, Health, Environment and Quality

The lost time injury frequency rate per 200 000 hours (LTIFR) for the group continued to improve to 0.15 from 0.48 in the same period of 2003. The focus (enhanced by specific awareness programmes) on improving the safety behaviour of employees at work has proven to be beneficial together with incentives to employees which incorporate safety achievements. Four divisions in the group also achieved one million lost time injury (LTI) free working hours and the group achieved three LTI free months during the period under review. Of 14 divisions, 11 were still at a zero LTIFR as at 30 June 2004.

A broad-based wellness programme for employees has been implemented with the focus on improving the general health of the corporation's labour force and a full time Wellness Co-ordinator has been employed to co-ordinate the implementation of the programme. A total of 1 475 employees (39.3 per cent) have undergone voluntary counselling and testing (VCT) as part of the HIV/AIDS programme since the programme commenced. Of these a total of 104 were found to be HIV positive and 11 are receiving anti-retroviral treatment.

All divisions in the group have achieved the ISO 14001 Environmental Management System certification. Rand Carbide and Transalloys also maintained their certification after recent audits. A programme has been implemented for the implementation of the OHSAS 18001 system and the integration of all management systems into one single system. Work continued in co-operation with the relevant government departments in developing integrated water and waste management plans for two divisions of the corporation, with the main focus on reducing possible impacts on scarce water resources.

Directorate

Mr M Winstanley retired as a director of the corporation with effect from 1 April 2004 after ten years as director and twenty years in senior management of the corporation. I thank him for his valuable contribution during this long period of service.

I also welcome Messrs GG Gomwe and I Botha, who were appointed as non-executive directors with effect from 5 March 2004.

Corporate Governance

The Board revised the ethics policy of the corporation during the period under review with the focus on ensuring more stringent measures and more transparency in the relationships with suppliers and contractors conducting business with the corporation as well as the conduct of company executives and officials.

The membership of the Remuneration Committee was revised and now consists of Messrs DD Barber (chairman and non-executive director), CB Brayshaw (independent director) and GG Gomwe (non-executive director). Mr GG Gomwe (non-executive director) was also appointed chairman of the Employment Equity Committee after the resignation of Mr TE Jones as chairman of the Committee. The membership of the latter committee now consists of Messrs GG Gomwe (chairman), AJ de Nysschen (chief executive officer), E Barnardo (executive director), BJT Shongwe (independent director) and Ms DR Motsepe (independent director).

Outlook and Trading Statement

Domestic demand for plate and coil as well as structural sections remains strong and is expected to continue at current levels for the remainder of the year. Local demand should also be further supported once projects which have been under consideration for some time finally become a reality. The relatively high interest rates and strong Rand remain a concern and will adversely impact on the industry in general and specifically the added value manufacturing sector.

The strong demand for steel in China, which has been a major force behind the improving international demand, and the resulting increased prices appear to be moderating to some extent following the Chinese Government's stated intention to cool down their economy. The effect has already been felt in price reductions but demand is, nevertheless, expected to remain strong.

The international vanadium and alloy markets have shown significant improvement during the first half of the year, but have also slowed since the action by the Chinese Government referred to above. Whilst more difficult to predict, it is anticipated that the continued strong steel demand will result in acceptable demand and price levels for the group's vanadium and alloy products, all of which are used in the steel making process. The actions of Chinese and Russian vanadium producers may cause some price instability for vanadium, but the long-term outlook for this product remains positive with a forecast that supply and demand will be close to balance.

The group's cost savings programme has yielded positive results and is expected to achieve further savings whilst the group restructuring programme is also well advanced and should assist in achieving improved operational efficiencies.

Provided the Rand does not strengthen from the average levels achieved in the first six months and Chinese demand continues to drive markets, the expectation is that the group's performance in the second half of the year should be similar to that of the first half. Earnings for the full year are therefore expected to be substantially higher than those of the previous financial year. Shareholders are advised that this trading statement has not been reviewed and reported on by the group's auditors.

For and on behalf of the Board

TE JONES Witbank
(Chairman) 2 August 2004

Notice of Interim Ordinary Dividend

On Monday, 2 August 2004, the directors of the corporation declared an interim dividend no. 58 on the ordinary shares for the six months to 30 June 2004, as follows:

Amount (South African currency)	120 cents per share
Last day to trade to qualify for dividend (and for changes of address or dividend instructions)	Friday, 27 August 2004
Ex-dividend on the JSE Securities Exchange South Africa	Monday, 30 August 2004
Record date	Friday, 3 September 2004
Payment date of dividend	Monday, 6 September 2004

Share certificates may not be dematerialised or rematerialised between Monday, 30 August 2004 and Friday, 3 September 2004, both days inclusive.

By order of the Board

J Theiss Witbank
Company Secretary 2 August 2004

The interim report will be posted to all registered shareholders on or about 3 August 2004. Enquiries may be directed to e-mail address: general@hiveld.co.za

Registered Office
Portion 29 of the farm
Schoongezicht no. 308 JS
District Witbank
Mpumalanga
(P O Box 111, Witbank, 1035)
Tel: (013) 690-9911
Fax: (013) 690-9033

Transfer Secretaries
Computershare
Investor Services 2004 (Pty) Limited
70 Marshall Street, Johannesburg, 2001
(P O Box 61051, Marshalltown, 2107)
Tel: (011) 370-5000
(011) 370-7700
Fax: (011) 688-5200

Sponsor
CAZENOVE